UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form  40-F ☐

Index

1. Summary of the 2026 First Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Quarter of 2026 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Quarter of 2026 (Separate)

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Stock-based Compensation

5.6.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

8.	Internal Controls

8.1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

8.2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

8.3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting

Summary of 2026 First Quarter Business Report

On May 15, 2026, KB Financial Group Inc. (“KB Financial Group,” the “Company” or the “Group”) filed its business report for the first quarter of 2026 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us,” the “Company” or the “Group” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

[Not required to be disclosed in quarterly reports]

1.3.	Overview of the Business Group

[Not required to be disclosed in quarterly reports]

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of March 31, 2026)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
April 4, 2023	Common Stock	5,385,996	5,000	—	Share Cancellation(1)
August 14, 2024	Common Stock	9,982,649	5,000	—	Share Cancellation(1)
May 15, 2025	Common Stock	12,066,320	5,000	—	Share Cancellation(1)
January 15, 2026	Common Stock	8,611,648	5,000	—	Share Cancellation(1)

Note: (1)

The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

[Not required to be disclosed in quarterly reports]

1.4.2. Voting Rights

(As of March 31, 2026)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	372,850,455	—
	Preferred shares	—	—
Shares without voting rights	Common shares	17,462,733	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	355,387,722	—
	Preferred shares	—	—

Notes: (1)

On April 23, 2026, the board of directors of the Company resolved to cancel certain of the Company’s existing treasury shares, and accordingly, 14,262,733 of such existing treasury shares are scheduled to be cancelled on May 15, 2026. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on April 23, 2026.

(2)

On February 5, 2026, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on February 6, 2026 and completed such acquisition on April 7, 2026, acquiring a total of 3,899,988 treasury shares. Such treasury shares are scheduled to be canceled on May 15. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on April 9, 2026.

(3)

On April 23, 2026, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on April 24, 2026. Such treasury shares are scheduled to be canceled upon completion of the acquisition. Such shares are not included in the number of “Shares without voting rights” as of March 31, 2026 above.

1.5.	Dividends

On October 24, 2024, KB Financial Group disclosed a detailed plan to enhance corporate value titled “KB Financial Group’s Sustainable Value-up Plan,” which includes information on shareholder returns and dividends. The key details of the plan are as outlined below (the full version of the plan can be accessed on KB Financial Group’s website at www.kbfg.com).

The Company’s goal is to maintain a target ROE of 10% or above, as it strives to improve profitability by enhancing its RoRWA, thereby strengthening its intrinsic corporate value.

The Company also seeks to maintain a target CET1 ratio of 13% or above. It aims to carefully manage its RWA growth rate by taking capital efficiency and profitability into consideration with the goal of maintaining a CET1 ratio in the range of mid-13% throughout the year.

The Company plans to execute its shareholder return policy in two phases. In the first phase, it will aim to utilize the capital in such amount that is equivalent to the amount exceeding 13% of its CET1 ratio as of the end of the previous year for the payment of shareholder returns in the following year. These returns will be supported through quarterly cash dividends (equitably distributed on a total annual basis) and through share buybacks and cancellations. In the second phase, the Company will aim to utilize the capital in such amount that is equivalent to the amount exceeding 13.5% of its CET1 ratio in the second half of the year to pay for additional shareholder returns. These returns, which will be made based on profits accumulated throughout the year, will be executed through share buybacks and cancellations.

These goals and expectations are subject to adjustments based on economic uncertainties, regulatory considerations, capital ratio projections, and the Company’s strategic objectives, including potential inorganic growth opportunities.

KB Financial Group’s progress report on its Sustainable Value-up Plan is available on its website (www.kbfg.com).

1.5.1. Status of implementation of measures to improve dividend procedures under the Articles of Incorporation

Items	Year-end dividend	Quarterly dividend
Authority to determine the amount of dividends under the Articles of Incorporation	Annual general meeting of shareholders	Board of directors

Whether it is possible to fix the record date after the amount of dividend has been determined pursuant to the Articles of Incorporation	Yes	Yes

Future plans for implementing improvements to dividend procedures	—	—

1.5.2. Dividend Confirmation and Record Date Schedule

Items	Fiscal Year-End	Dividend Payment Status	Dividend Amount Confirmation Date	Record Date
Quarterly Dividend	March 2023	Yes	April 27, 2023	March 31, 2023
Quarterly Dividend	June 2023	Yes	July 25, 2023	June 30, 2023
Quarterly Dividend	September 2023	Yes	October 24, 2023	September 30, 2023
Annual Dividend	December 2023	Yes	March 22, 2024	February 29, 2024
Quarterly Dividend	March 2024	Yes	April 25, 2024	March 31, 2024
Quarterly Dividend	June 2024	Yes	July 23, 2024	June 30, 2024
Quarterly Dividend	September 2024	Yes	October 24, 2024	September 30, 2024
Annual Dividend	December 2024	Yes	March 26, 2025	February 28, 2025
Quarterly Dividend	March 2025	Yes	May 12, 2025	May 12, 2025
Quarterly Dividend	June 2025	Yes	August 11, 2025	August 11, 2025
Quarterly Dividend	September 2025	Yes	November 14, 2025	November 14, 2025
Annual Dividend	December 2025	Yes	March 26, 2026	February 27, 2026
Quarterly Dividend	March 2026	Yes	May 8, 2026	May 8, 2026

Notes: (1)

The dividend amount confirmation dates refer to the date at which both the resolution of the relevant body (the Annual General Meeting of Shareholders or the Board of Directors) and the dividend record date have occurred.

(2)

With respect to annual dividends, the record date was decided through a resolution of the Board of Directors and announced two weeks in advance. With respect to quarterly dividends: (i) following an amendment to the Articles of Incorporation on March 26, 2025, the record date was decided through a resolution of the Board of Directors within 45 days of the end of the quarter and announced two weeks in advance; and (ii) prior to the amendment of the Articles of Incorporation, the record date was designated to be the end of March, June and September.

1.5.3. Key Dividend Indicators

	(Unit: in millions of Won, except per share amounts and percentages)

Items		January 1, 2026 to March 31, 2026(1)	January 1, 2025 to December 31, 2025(2)	January 1, 2024 to December 31, 2024(3)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		1,892,401	5,833,162	5,078,221
(Consolidated) Earnings per share (Won)		5,165	15,410	12,880
Total cash dividends		405,088	1,577,774	1,198,257
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		21.4	27.0	23.6
Cash dividend yield (%)	Common shares	0.7	3.2	3.5
	—	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common shares	1,143	4,367	3,174
	—	—	—	—
Stock dividend per share	Common shares	—	—	—
	—	—	—	—

Notes: (1)	Includes a quarterly dividend amount of Won 405,088 million (Won 1,143 per common share) expected to be distributed for the first quarter of fiscal year 2026.

(2)

Includes a quarterly dividend amount of Won 334,339 million (Won 912 per common share) for the first quarter of fiscal year 2025, a quarterly dividend amount of Won 334,652 million (Won 920 per common share) for the second quarter of fiscal year 2025, a quarterly dividend amount of Won 335,016 million (Won 930 per common share) for the third quarter of fiscal year 2025, and an annual dividend amount of Won 573,768 million (Won 1,605 per common share) for fiscal year 2025.

(3)

Includes a quarterly dividend amount of Won 300,087 million (Won 784 per common share) for the first quarter of fiscal year 2024, a quarterly dividend amount of Won 299,999 million (Won 791 per common share) for the second quarter of fiscal year 2024, a quarterly dividend amount of Won 299,886 million (Won 795 per common share) for the third quarter of fiscal year 2024, and an annual dividend amount of Won 298,285 million (Won 804 per common share) for fiscal year 2024.

1.6.	Amendments to the Articles of Incorporation

[Not required to be disclosed in quarterly reports]

2.	Business

2.1.	Results of Operations

			(Unit: in millions of Won)
	For the three months ended March 31, 2026	For the three months ended March 31, 2025	For the year ended December 31, 2025	For the year ended December 31, 2024
Net interest income	3,334,822	3,262,165	13,073,093	12,826,714
Interest income	7,159,729	7,454,941	29,156,100	30,491,385
Interest expense	(3,824,907)	(4,192,776)	(16,083,007)	(17,664,671)
Net fee and commission income	1,359,329	934,048	4,098,287	3,849,627
Fee and commission income	1,810,375	1,330,233	5,773,521	5,481,843
Fee and commission expense	(451,046)	(396,185)	(1,675,234)	(1,632,216)
Insurance service result	343,641	437,753	1,303,373	1,649,761
Insurance income	3,132,257	3,107,811	12,376,546	11,456,191
Insurance expense	(2,788,616)	(2,670,058)	(11,073,173)	(9,806,430)
Net gains on financial assets/liabilities at fair value through profit or loss	366,844	546,218	3,380,205	1,012,081
Other insurance finance expenses	(354,306)	(139,570)	(1,026,721)	(437,001)
Net other operating expenses	(64,581)	(486,424)	(2,883,075)	(1,873,011)
General and administrative expenses	(1,764,914)	(1,605,565)	(7,064,573)	(6,938,624)
Operating profit before provision for credit losses	3,220,835	2,948,625	10,880,589	10,089,547
Provision for credit losses	(493,269)	(655,597)	(2,362,878)	(2,044,286)
Net operating profit	2,727,566	2,293,028	8,517,711	8,045,261

Notes: (1) Based on K-IFRS (on a consolidated basis).

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

(Unit: in millions of Won)
		For the three months ended March 31, 2026			For the year ended December 31, 2025			For the year ended December 31, 2024
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	385,233,954	1.87	48.07	375,826,777	2.07	48.43	359,346,604	2.45	48.87
	Certificate of deposit	12,772,355	2.88	1.59	10,813,731	2.99	1.39	11,148,293	3.84	1.52
	Borrowings	36,392,872	2.50	4.54	35,428,675	2.67	4.57	32,774,664	3.47	4.46
	Call money	1,040,769	2.58	0.13	1,885,958	2.65	0.24	1,747,858	3.43	0.24
	Debentures	64,567,637	3.39	8.06	61,625,699	3.50	7.94	58,497,966	3.67	7.96
	Others	31,315,475	3.29	3.91	28,701,227	3.23	3.70	24,034,767	4.09	3.26

Subtotal		531,323,062	2.21	66.30	514,282,067	2.37	66.27	487,550,152	2.78	66.31

Foreign Currency	Deposits	44,335,750	2.87	5.53	40,646,841	3.34	5.24	37,798,747	4.12	5.14
	Borrowings	17,228,396	3.40	2.15	17,858,282	3.77	2.30	18,638,964	4.60	2.54
	Call money	2,148,414	4.78	0.27	2,007,760	4.61	0.26	1,796,999	5.16	0.24
	Debentures	15,955,688	3.15	1.99	15,507,931	3.11	2.00	14,573,073	3.29	1.98
	Others	1,899,233	3.21	0.24	1,558,313	3.83	0.20	1,166,042	4.38	0.16

Subtotal		81,567,481	3.09	10.18	77,579,127	3.44	10.00	73,973,825	4.11	10.06

Others	Total shareholders’ equity	61,040,528	—	7.62	61,917,273	—	7.98	59,062,845	—	8.03
	Allowances	1,267,957	—	0.16	966,209	—	0.12	1,530,852	—	0.21
	Others	126,191,304	—	15.74	121,265,897	—	15.63	113,145,013	—	15.39

Subtotal		188,499,789	—	23.52	184,149,379	—	23.73	173,738,710	—	23.63

Total		801,390,332	—	100.00	776,010,573	—	100.00	735,262,687	—	100.00

Notes: (1) Based on K-IFRS (on a consolidated basis).

2.2.2. Uses of Funds

								(Unit: in millions of Won)
		For the three months ended March 31, 2026			For the year ended December 31, 2025			For the year ended December 31, 2024
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	16,558,878	0.59	2.07	16,153,833	0.63	2.08	15,397,433	0.83	2.09
	Securities	197,234,500	1.41	24.61	191,925,827	2.54	24.73	180,330,525	3.22	24.53
	Loans	418,281,744	4.06	52.19	410,776,360	4.19	52.93	390,097,807	4.67	53.06
	Guarantee payments under payment guarantee	9,283	0.81	—	8,879	1.44	—	5,835	0.99	—
	Call loan	706,317	2.51	0.09	193,442	2.70	0.02	264,716	3.56	0.04
	Private placement corporate bonds	1,925,343	4.82	0.24	1,595,705	4.56	0.21	1,127,090	5.79	0.15
	Credit cards	23,207,512	7.67	2.90	23,257,459	7.79	3.00	23,320,536	8.12	3.17
	Others	4,632,932	15.94	0.57	4,663,752	15.62	0.61	3,829,387	17.76	0.53
	Allowance	(4,177,592)	—	(0.52)	(4,232,385)	—	(0.55)	(4,193,334)	—	(0.57)

Subtotal		658,378,917	3.42	82.15	644,342,872	3.85	83.03	610,179,995	4.39	83.00

Foreign Currency	Due from banks	11,904,389	2.31	1.49	10,736,415	2.44	1.38	9,494,397	2.92	1.29
	Securities	28,296,349	4.52	3.53	25,475,873	5.55	3.28	23,085,246	5.60	3.14
	Loans	37,720,245	6.75	4.71	37,399,936	6.97	4.82	37,007,504	7.60	5.03
	Call loan	5,837,537	3.95	0.73	6,541,166	4.31	0.84	6,018,342	5.33	0.82
	Bills bought	3,385,657	4.10	0.42	1,837,372	4.73	0.24	1,979,563	5.52	0.27
	Allowance	(1,586,290)	—	(0.20)	(1,675,021)	—	(0.22)	(1,515,396)	—	(0.21)
	Others	2,970,231	—	0.37	2,571,127	—	0.34	2,346,259	—	0.32

Subtotal		88,528,118	5.12	11.05	82,886,868	5.71	10.68	78,415,915	6.23	10.66

Others	Cash	1,661,371	—	0.21	1,466,760	—	0.19	1,576,791	—	0.21
	Fixed assets held for business	8,688,807	—	1.08	9,107,641	—	1.17	9,391,370	—	1.28
	Others	44,133,119	—	5.51	38,206,432	—	4.93	35,698,616	—	4.85

Subtotal		54,483,297	—	6.80	48,780,833	—	6.29	46,666,777	—	6.34

Total		801,390,332	—	100.00	776,010,573	—	100.00	735,262,687	—	100.00

Notes: (1) Based on K-IFRS (on a consolidated basis).

2.3. Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)
	As of March 31, 2026	As of December 31, 2025	As of December 31, 2024
Total capital (A)	57,651	57,845	56,849
Risk-weighted assets (B)	365,983	356,996	345,981
BIS ratio (A/B)	15.75%	16.20%	16.43%

Notes:	(1) Calculated in accordance with Basel III.
(2) The figures as of March 31, 2026 are preliminary.

Kookmin Bank		(Unit: in billions of Won, except percentages)
	As of March 31, 2026	As of December 31, 2025	As of December 31, 2024
Total capital (A)	42,270	41,605	40,574
Risk-weighted assets (B)	247,012	240,740	234,436
BIS ratio (A/B)	17.10	17.28	17.31

Notes:	(1) Calculated in accordance with Basel III.
(2) The figures as of March 31, 2026 are preliminary.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of March 31, 2026	As of December 31, 2025	As of December 31, 2024
Net operating capital (A)	6,153	5,140	5,397
Total amount at risk (B)	3,192	3,184	3,176
Maintenance equity margin (C)	136	136	134
Net capital ratio (A-B)/(C)	2,184.06%	1,442.13%	1,654.45%
Capital surplus (A-B)	2,962	1,956	2,221

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of March 31, 2026(1)	As of December 31, 2025	As of December 31, 2024
Available capital (A)	12,464	12,191	11,319
Required capital (B)	6,630	6,365	6,072
Capital adequacy ratio (A/B)(2)	188.01	191.54	186.42

Notes:	(1) The figures as of March 31, 2026 are preliminary.

2.3.2. Overseas Credit Ratings

[Not required to be disclosed in quarterly reports]

2.3.3. Domestic Credit Ratings

[Not required to be disclosed in quarterly reports]

2.3.4. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
Kookmin Bank	January 28, 2019	615
	January 20, 2020	462
	January 30, 2021	800
	January 21, 2022	674
	January 18, 2023	713
	January 19, 2024	674
	January 18, 2025	647
	January 20, 2026	550

2.3.5. Other Factors Affecting the Group’s Financial Condition and Results of Operations

The economic outlook for Korea and its financial services sector in the remainder of 2026 and for the foreseeable future remains highly uncertain as a result of, among others, (i) volatile conditions in the Korean and global economies and financial markets resulting from interest and exchange rate fluctuations, a slowdown in the rate of economic growth, high levels of inflation as a result of increases in the price of energy, subdued domestic consumption, stock market and real estate market volatility, rising loan delinquency rates in Korea and changes in fiscal and monetary policies, among others, and (ii) adverse conditions in the Korean and global economies and financial markets resulting from geopolitical uncertainties, including as a result of the imposition of significant tariffs by the United States on its trading partners and other escalations in trade protectionism globally, changes in the global policies of the United States, the ongoing military conflicts in the Middle East (between Iran and other countries, including the United States and Israel), among others.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1. Consolidated Statements of Financial Position

(Unit: in millions of Won)
	As of March 31, 2026	As of December 31, 2025
Cash and due from financial institutions	32,538,472	34,776,877
Financial assets at fair value through profit or loss	94,367,465	89,862,530
Derivative financial assets	12,311,508	8,178,056
Loans measured at amortized cost	494,353,167	491,978,044
Financial investments	135,183,684	134,986,677
Investments in associates and joint ventures	1,023,123	1,137,184
Insurance assets	364,859	271,152
Reinsurance assets	1,443,857	1,515,854
Property and equipment	5,111,285	5,133,801
Investment property	3,238,878	3,224,180
Intangible assets	1,589,476	1,609,427
Net defined benefit assets	371,151	353,366
Current income tax assets	419,693	388,589
Deferred income tax assets	196,211	193,034
Assets held for sale	168,940	174,919
Assets of disposal groups held for sale	111,541	94,215
Other assets	46,947,517	24,045,128

Total assets	829,740,827	797,923,033

Financial liabilities at fair value through profit or loss	11,490,922	11,320,590
Derivative financial liabilities	12,108,194	8,234,289
Deposits	469,093,134	462,397,026
Borrowings	71,315,372	70,728,396
Debentures	79,519,555	80,049,270
Insurance contract liabilities	54,428,535	56,790,030
Reinsurance contract liabilities	52,133	59,648
Provisions	1,353,787	1,264,390
Net defined benefit liabilities	85,381	100,088
Current income tax liabilities	792,071	610,484
Deferred income tax liabilities	1,987,239	1,819,080
Liabilities of disposal groups held for sale	73,340	68,290
Other liabilities	66,301,028	43,651,463

Total liabilities	768,600,691	737,093,044

Equity attributable to shareholders of the parent company	59,348,945	59,048,211

	As of March 31, 2026	As of December 31, 2025
Share capital	2,090,558	2,090,558
Hybrid securities	3,940,317	4,359,388
Capital surplus	9,102,701	16,633,518
Accumulated other comprehensive income (losses)	(496,564)	(467,456)
Retained earnings	46,394,648	38,333,741
Treasury shares	(1,682,715)	(1,901,538)
Non-controlling interests	1,791,191	1,781,778

Total equity	61,140,136	60,829,989

Total liabilities and equity	829,740,827	797,923,033

Number of companies included as consolidated entities	378	376

3.1.2. Consolidated Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	First Quarter of 2026		First Quarter of 2025
	First Quarter	Cumulative	First Quarter	Cumulative
Net interest income	3,334,822	3,334,822	3,262,165	3,262,165
Interest income	7,159,729	7,159,729	7,454,941	7,454,941
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	6,783,441	6,783,441	7,082,796	7,082,796
Interest income from financial instruments at fair value through profit or loss	364,819	364,819	362,055	362,055
Insurance finance interest income	11,469	11,469	10,090	10,090
Interest expense	(3,824,907)	(3,824,907)	(4,192,776)	(4,192,776)
Interest expense	(3,421,844)	(3,421,844)	(3,810,634)	(3,810,634)
Insurance finance interest expense	(403,063)	(403,063)	(382,142)	(382,142)
Net fee and commission income	1,359,329	1,359,329	934,048	934,048
Fee and commission income	1,810,375	1,810,375	1,330,233	1,330,233
Fee and commission expense	(451,046)	(451,046)	(396,185)	(396,185)
Net insurance income	343,641	343,641	437,753	437,753
Insurance income	3,132,257	3,132,257	3,107,811	3,107,811
Insurance income	3,009,677	3,009,677	2,835,068	2,835,068
Reinsurance income	122,580	122,580	272,743	272,743
Insurance expense	(2,788,616)	(2,788,616)	(2,670,058)	(2,670,058)
Insurance service expense	(2,582,976)	(2,582,976)	(2,464,199)	(2,464,199)
Reinsurance expense	(205,640)	(205,640)	(205,859)	(205,859)
Net gains on financial assets/liabilities at fair value through profit or loss	366,844	366,844	546,218	546,218
Other insurance finance income (expenses)	(354,306)	(354,306)	(139,570)	(139,570)
Net other operating expenses	(64,581)	(64,581)	(486,424)	(486,424)
General and administrative expenses	(1,764,914)	(1,764,914)	(1,605,565)	(1,605,565)
Operating income before provision for credit losses	3,220,835	3,220,835	2,948,625	2,948,625
Provision for credit losses	(493,269)	(493,269)	(655,597)	(655,597)
Net operating income	2,727,566	2,727,566	2,293,028	2,293,028
Net non-operating income (expenses)	(96,426)	(96,426)	13,578	13,578
Share of profit of associates and joint ventures	20,224	20,224	5,448	5,448
Net other non-operating income (expenses)	(116,650)	(116,650)	8,130	8,130
Profit before income tax expense	2,631,140	2,631,140	2,306,606	2,306,606
Income tax expense	(714,671)	(714,671)	(607,484)	(607,484)
Profit for the period	1,916,469	1,916,469	1,699,122	1,699,122
Other comprehensive loss for the period, net of tax	(19,067)	(19,067)	(907,740)	(907,740)

	First Quarter of 2026		First Quarter of 2025
	First Quarter	Cumulative	First Quarter	Cumulative
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	(9,533)	(9,533)	(7,427)	(7,427)
Share of other comprehensive income of associates and joint ventures	27	27	0	0
Gains on equity securities at fair value through other comprehensive income	33,397	33,397	44,423	44,423
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	(1,279)	(1,279)	(5,845)	(5,845)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	278,179	278,179	(14,466)	(14,466)
Gains (losses) on debt securities at fair value through other comprehensive income	(2,333,841)	(2,333,841)	911,031	911,031
Share of other comprehensive income of associates and joint ventures	1,264	1,264	124	124
Gains (losses) on cash flow hedging instruments	(244,355)	(244,355)	31,501	31,501
Gains (losses) on hedging instruments of net investments in foreign operations	(82,434)	(82,434)	3,524	3,524
Insurance finance income (expenses)	2,339,508	2,339,508	(1,870,605)	(1,870,605)
Total comprehensive income for the period	1,897,402	1,897,402	791,382	791,382
Profit attributable to:
Shareholders of the parent company	1,892,401	1,892,401	1,697,271	1,697,271
Non-controlling interests	24,068	24,068	1,851	1,851
Total comprehensive income for the period attributable to:
Shareholders of the parent company	1,864,440	1,864,440	797,586	797,586
Non-controlling interests	32,962	32,962	(6,204)	(6,204)
Earnings per share
Basic earnings per share (Won)	5,165	5,165	4,429	4,429
Diluted earnings per share (Won)	5,120	5,120	4,384	4,384

3.2.	Separate Financial Information

3.2.1. Separate Statements of Financial Position

(Unit: in millions of Won)
	As of March 31, 2026	As of December 31, 2025
Cash and due from financial institutions	1,454,746	974,585
Financial assets at fair value through profit or loss	1,191,853	1,251,607
Loans measured at amortized cost	349,112	349,112
Investments in subsidiaries	27,567,817	26,867,817
Property and equipment	4,172	2,896
Intangible assets	12,938	13,207
Net defined benefit assets	2,532	3,058
Deferred income tax assets	10,005	9,354
Other assets	1,513,538	1,381,504

Total assets	32,106,713	30,853,140

Borrowings	500,000	—
Debentures	4,890,224	4,520,297
Current income tax liabilities	761,295	544,056
Other liabilities	1,367,473	853,551

Total liabilities	7,518,992	5,917,904

Share capital	2,090,558	2,090,558
Hybrid securities	3,940,200	4,359,256
Capital surplus	7,221,661	14,751,591
Accumulated other comprehensive loss	(8,663)	(8,601)
Retained earnings	13,026,680	5,643,970
Treasury Shares	(1,682,715)	(1,901,538)

Total equity	24,587,721	24,935,236

Total liabilities and equity	32,106,713	30,853,140

3.2.2. Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	First Quarter of 2026		First Quarter of 2025
	First Quarter	Cumulative	First Quarter	Cumulative
Net interest expense	(26,274)	(26,274)	(23,164)	(23,164)
Interest income	7,132	7,132	5,527	5,527
Interest income from financial instruments at amortized cost	6,136	6,136	4,685	4,685
Interest income from financial instruments at fair value through profit or loss	996	996	842	842
Interest expense	(33,406)	(33,406)	(28,691)	(28,691)
Net fee and commission expense	(1,150)	(1,150)	(1,790)	(1,790)
Fee and commission income	471	471	472	472
Fee and commission expense	(1,621)	(1,621)	(2,262)	(2,262)
Net gains on financial assets at fair value through profit or loss	7,474	7,474	25,451	25,451
Net other operating income	1,265,231	1,265,231	2,355,586	2,355,586
General and administrative expenses	(29,231)	(29,231)	(22,168)	(22,168)
Operating profit before Reversal for credit losses	1,216,050	1,216,050	2,333,915	2,333,915
Reversal for credit losses	1	1	1	1
Operating profit	1,216,051	1,216,051	2,333,916	2,333,916
Net non-operating income	490	490	67	67
Profit before income tax	1,216,541	1,216,541	2,333,983	2,333,983
Income tax income (expense)	627	627	(7,390)	(7,390)
Profit for the year	1,217,168	1,217,168	2,326,593	2,326,593
Other comprehensive loss for the year, net of tax	(62)	(62)	(11)	(11)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	(62)	(62)	(11)	(11)

Total comprehensive income for the year	1,217,106	1,217,106	2,326,582	2,326,582

Earnings per share
Basic earnings per share (Won)	3,277	3,277	6,121	6,121
Diluted earnings per share (Won)	3,249	3,249	6,058	6,058

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of March 31, 2026	As of December 31, 2025	As of December 31, 2024
Current assets in Won (A)	2,337,842	1,535,482	592,591
Current liabilities in Won (B)	1,676,641	500,481	383,862
Liquidity ratio (A/B)	139.44%	306.80%	154.38%

Notes: (1)	Based on K-IFRS (on a separate basis).

(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Profitability Ratios

			(Unit: %)
	For the three months ended March 31, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Net income as a percentage of average total assets (ROA)	0.96	0.75	0.68
Net income as a percentage of average shareholders’ equity (ROE)	12.96	9.93	8.87

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower (As of March 31, 2026)

(Unit: in billions of Won)
Company	Credit Extended
Samsung Electronics Co., Ltd.	2,119
HD Hyundai Heavy Industries Co., Ltd.	1,907
NH-Amundi Asset Management	1,581
SK on Co., Ltd.	1,503
Samsung Heavy Industries Co., Ltd.	1,433
KB Kookmin Card Co., Ltd	1,416
Samsung SDI Co., Ltd.	1,273
Samsung Asset Management Co., Ltd.	1,200
Hanwha Solutions Corporation	1,169
E-MART Inc.	1,050
POSCO INTERNATIONAL	1,020
LS MnM Inc.	950
HARIM Industrial CO., LTD.	942
Construction Guarantee	939
SK Innovation Co., Ltd.	937
Strada Holdco L.P.	923
Hanwha Aerospace Co., Ltd.	913
Shinhan Card Co., Ltd.	814
LG Energy Solution, Ltd.	805
Samsung Card Co., Ltd.	805

Total	23,697

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group (As of March 31, 2026)

(Unit: in billions of Won)
Group	Credit Extended
SK	6,608
Hyundai Motor	3,682
Samsung	8,157
Lotte	3,648
LG	2,010
Hanwha	5,468
POSCO	1,766
GS	1,214
Hanjin	651
Shinsegae	1,539

Total	34,743

3.3.5. Kookmin Bank’s Loan Concentration by Industry (As of March 31, 2026)

(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	67,142	28.21
Construction	4,302	1.81
Real estate activities	60,820	25.56
Wholesale and retail trade	33,344	14.01
Accommodation and food service activities	11,947	5.02
Financial activities	11,006	4.62
Others	49,434	20.77

Total	237,994	100.00

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of March 31, 2026)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Real estate activities	150	67
Borrower B	Real estate activities	40	22
Borrower C	Construction	37	36
Borrower D	Real estate activities	35	10
Borrower E	Wholesale and retail trade	17	14
Borrower F	Real estate activities	15	8
Borrower G	Arts, sports and recreation related services	13	2
Borrower H	Manufacturing	10	6
Borrower I	Construction	10	10
Borrower J	Information and communications	9	9
Borrower K	Real estate activities	9	0
Borrower L	Wholesale and retail trade	8	4
Borrower M	Real estate activities	8	1
Borrower N	Manufacturing	8	2
Borrower O	Construction	7	3
Borrower P	Wholesale and retail trade	7	4
Borrower Q	Wholesale and retail trade	7	4
Borrower R	Wholesale and retail trade	7	2
Borrower S	Real estate activities	6	1
Borrower T	Construction	6	6

—	—	407	210

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports included therein. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract		Actual
			Compensation	Estimated Hours	Compensation	Accrued Hours
January 1 to March 31, 2026	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,303	10,935	1,303	1,536
January 1 to December 31, 2025	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,333	11,600	1,333	10,634
January 1 to December 31, 2024	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,296	10,970	1,296	10,136

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation
January 1 to March 31, 2026	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2026 to April 30, 2027	809
January 1 to December 31, 2025	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2025 to April 30, 2026	827
January 1 to December 31, 2024	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2024 to April 30, 2025	804

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission under the Financial Services Commission had designated KPMG Samjong Accounting Corp. as the external auditor for the Company for the fiscal years ended December 31, 2020, 2021 and 2022. Following the end of KPMG Samjong Accounting Corp.’s designated period as the Company’s external auditor, the Company selected Samil PricewaterhouseCoopers to be its new external auditor for the fiscal years ending December 31, 2023, 2024 and 2025, in accordance with the criteria and processes set forth by relevant laws and regulations.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

[Not required to be disclosed in quarterly reports]

5.2.	Audit Committee

[Not required to be disclosed in quarterly reports]

5.3.	Compensation to Directors

[Not required to be disclosed in quarterly reports]

5.4.	Top 5 Highest-Paid Individuals

[Not required to be disclosed in quarterly reports]

5.5.	Stock-based Compensation

[Not required to be disclosed in quarterly reports]

5.6.	Affiliated Companies

[Not required to be disclosed in quarterly reports]

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of March 31, 2026, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of March 31, 2026 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Hee Yang	June 1961	Chairman & Chief Executive Officer	5,914	November 20, 2026

6.2.	Non-standing Directors

As of March 31, 2026, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of March 31, 2026 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Hwan Ju Lee	October 1964	Non-standing Director	4,131	March 25, 2027

Note: (1)	The date designated as Mr. Hwan Ju Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2026, which is expected be held in March 2027.

6.3.	Non-executive Directors

As of March 31, 2026, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of March 31, 2026 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Whajoon Cho	February 1957	Non-executive Director	—	March 25, 2027
Jaehong Choi	August 1962	Non-executive Director	—	March 25, 2027
Eun Young Chah	October 1962	Non-executive Director	—	March 25, 2027
Myong-Hwal Lee	May 1964	Non-executive Director	—	March 25, 2027
Sung-Yong Kim	March 1966	Non-executive Director	—	March 25, 2027
Sun Yeop Kim	November 1969	Non-executive Director	—	March 25, 2027
Jeong Ho Seo	August 1969	Non-executive Director	—	March 25, 2028

6.4.	Senior Management

Members of our senior management as of March 31, 2026 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Chang Kwon Lee	November 1965	Senior Executive Vice President and Chief Strategy Officer	3,010	December 31, 2026
Jae Keun Lee	May 1966	Senior Executive Vice President and Chief Business Officer of Global, Wealth Management and Corporate Finance	2,119	December 31, 2026
Sung Hyun Kim	August 1963	Senior Executive Vice President and Chief Business Officer of Corporate Investment Banking and Capital Markets	20,468	December 31, 2026
Young Suh Cho	February 1971	Executive Vice President and Deputy Chief Strategy Officer	2,000	December 31, 2026
Seok Mun Choi	August 1968	Executive Vice President and Chief Ethics and Compliance Officer	1,973	December 31, 2027
Keoung Nam Kim	August 1967	Senior Managing Director and Head of the ESG Division	2,647	December 31, 2026
Sang Rok Na	August 1972	Senior Managing Director and Chief Financial Officer	1,373	December 31, 2026
Hong Sun Yum	February 1971	Senior Managing Director and Chief Risk Management Officer	1,144	December 31, 2026
Shin Dong Jeung	January 1966	Senior Managing Director and Head of KB Research	2,122	December 31, 2026
Young Gi Seo	August 1965	Senior Managing Director and Vice Head of KB Research	—	December 31, 2026
Young June Park	November 1969	Senior Managing Director and Head of Audit Department	854	December 31, 2026
Hee Seung Yun	April 1974	Managing Director and Chief Business Officer of Insurance	980	December 31, 2026
Dong Wook Joo	July 1975	Managing Director and Chief Human Resources Officer	467	December 31, 2027
Seung Ho Kang	November 1975	Managing Director and Head of Secretariat	759	December 31, 2027
Sun Hyun Park	June 1970	Chief Consumer Protection Officer	2,517	December 31, 2027
Jin Young Park	September 1972	Chief Public Relation Officer	2,700	December 31, 2026
Hyoung Joo Park	July 1971	Head of AI • DT Initiative Division	788	December 31, 2026
Sang Won Oh	December 1967	Head of the IT Division	1,278	December 31, 2026
Kyeong Jong Lee	February 1978	Head of the Financial AI Center 2	200	December 31, 2026
Hyun Jung Lee	March 1977	Head of the Customer Experience Design Center	456	December 31, 2026
Byoung Ha Choi	September 1972	Head of the Group Architecture Center	707	December 31, 2026
Myoung Hwa Park	December 1969	Head of the Planning & Coordination Department	1,215	December 31, 2026
Jae Yong Lee	June 1968	Head of Information Security Department	985	December 31, 2026

Note: (1)

The numbers of common shares owned are as of March 31, 2026 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of March 31, 2026, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Hwan Ju Lee	Kookmin Bank	Chief Executive Officer	January 2025
Keoung Nam Kim	Kookmin Bank	Head of the ESG Division	July 2025
Sun Hyun Park	Kookmin Bank	Senior Executive Vice President, Consumer Protection Group	January 2026
Jin Young Park	Kookmin Bank	Senior Executive Vice President, Brand & PR Group	January 2026
Hyoung Joo Park	Kookmin Bank	Head of AI • DT Initiative Division	January 2026
Sang Won Oh	Kookmin Bank	Senior Executive Vice President, Tech Development Group	January 2024
Kyeong Jong Lee	Kookmin Bank	Managing Director, Head of the Financial AI Center 2	January 2025
Hyun Jung Lee	Kookmin Bank	Head of the Customer Experience Design Center	January 2025
Byoung Ha Choi	Kookmin Bank	Head of the Tech Development Division	January 2025
Myoung Hwa Park	Kookmin Bank	Head of the Planning & Coordination Department	January 2025
Jae Yong Lee	Kookmin Bank	Managing Director, Head of Information Security Department	August 2022
Young Suh Cho	KB Securities	Non-standing Director	February 2026
Sang Rok Na	KB Insurance	Non-standing Director	February 2025
Hee Seung Yun	KB Asset Management	Non-standing Director	February 2026
Dong Wook Joo	KB Life Insurance	Non-standing Director	March 2026

6.5.	Employees

[Not required to be disclosed in quarterly reports]

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

[Not required to be disclosed in quarterly reports]

7.2.	Changes in the Largest Shareholder

			(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)	Percentage of Total Issued Shares(2)
Korean National Pension Service	March 31, 2023	33,572,593	8.21
Korean National Pension Service	June 30, 2023	33,183,590	8.22
Korean National Pension Service	September 30, 2023	35,321,767	8.75
Korean National Pension Service	October 6, 2023	35,273,578	8.74
Korean National Pension Service	December 31, 2023	33,473,917	8.30
Korean National Pension Service	February 29, 2024	33,704,092	8.35
Korean National Pension Service	March 31, 2024	33,200,471	8.23
Korean National Pension Service	June 30, 2024	33,326,122	8.26
Korean National Pension Service	September 30, 2024	32,308,082	8.21
Korean National Pension Service	December 31, 2024	33,095,691	8.41
Korean National Pension Service	March 31, 2025	32,919,773	8.37
Korean National Pension Service	June 30, 2025	33,064,648	8.40
Korean National Pension Service	August 11, 2025	31,844,527	8.35
Korean National Pension Service	September 30, 2025	31,601,545	8.28
Korean National Pension Service	November 14, 2025	32,666,149	8.56
Korean National Pension Service	December 31, 2025	33,107,971	8.68
Korean National Pension Service	January 29, 2026	33,341,919	8.94
Korean National Pension Service	February 27, 2026	33,379,901	8.95
Korean National Pension Service	March 31, 2026	33,505,649	8.99

Notes:	(1)	Based on our shareholder registry as of the end of each applicable year unless specified otherwise.
(2)	Total number of shares of common stock issued as of the following dates:

      From April 4, 2023 to August 14, 2024: 403,511,072 shares

      From August 14, 2024 to May 15, 2025: 393,528,423 shares

      From May 15, 2025 to January 15, 2026: 381,462,103 shares

(Note: The number of shares owned by, and the ownership percentage of the National Pension Service as of June 30, 2025, are based on our shareholder registry as of May 12, 2025 (Total number of issued shares: 393,528,423)

      After January 15, 2026: 372,850,455 shares

7.3. Employee Stock Ownership Association

[Not required to be disclosed in quarterly reports]

7.4.	Investments in Affiliated Companies

[Not required to be disclosed in quarterly reports]

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Securities Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 4 Private Placement of Capital Securities in Won	100	May 8, 2023	5.350%	May 8, 2053 (may be extended)	Working capital

7.5.2. Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	7.840%(1)	March 27, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd..	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	7.412%(1)	September 24, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466%(1)	June 28, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952%(1)	November 28, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664%(1)	April 27, 2047 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	6.822%(1)	September 25, 2050 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3. Purchase of capital securities issued by KB Real Estate Trust Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Real Estate Trust Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	150	June 27, 2024	7.800%	June 27, 2054 (may be extended)	Working capital

7.5.4. Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.5. Prepayments and Loans to Subsidiaries

							(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	3.166%	July 10, 2026

Note: (1) Unsecured credit loans

							(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	3.135%	December 18, 2026

Note: (1) Unsecured credit loans

							(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	3.135%	December 18, 2026

Note: (1) Unsecured credit loans

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	3.166%	July 10, 2026
Note: (1) Unsecured credit loans
						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	3.109%	December 18, 2026
Note: (1) Unsecured credit loans
						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	60	60	July 13, 2022	3.166%	July 10, 2026
Note: (1) Unsecured credit loans
						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	50	50	July 13, 2023	3.166%	July 10, 2026
Note: (1) Unsecured credit loans

8.	Internal Controls

[Not required to be disclosed in quarterly reports]

8.1	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

[Not required to be disclosed in quarterly reports]

8.2	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

[Not required to be disclosed in quarterly reports]

8.3	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

[Not required to be disclosed in quarterly reports]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: May 15, 2026	By: /s/ Sang Rok Na

(Signature)

	Name:	Sang Rok Na

	Title:	Senior Managing Director and Chief Financial Officer